United States securities and exchange commission logo





                  October 28, 2020

       Eyal Cohen
       Chief Executive Officer
       B.O.S. Better Online Solutions Ltd.
       20 Freiman Street
       Rishon LeZion, 75100, Israel

                                                        Re: B.O.S. Better
Online Solutions Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed October 22,
2020
                                                            File No. 333-249597

       Dear Mr. Cohen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisory, at 202-551-3297 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Technology
       cc:                                              Brian Brodrick, Esq.